

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

Juan Martinez
President
Blue Star Entertainment Technologies, Inc.
3rd Street
Bocas del Toro, Isla Colon
Panama

> **Re:** **Blue Star Entertainment Technologies, Inc. (f/k/a Solarte Hotel Corp.)**
> **Form 20-F**
> **Filed January 17, 2012**
> **Form 10**
> **Filed June 13, 2012**
> **File No. 000-54360**

Dear Mr. Martinez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to fully describe the transition from Solarte Hotel to Blue Star Entertainment, as controlled by Erick Hansen, to your current corporate arrangement. Explain why Erick Hansen signed your filings if the acquisition was not actually completed. Describe any transfer of shares that took place between you, your control person, Erick Hansen, and any related entities.

2.   We note that the Form F-1 went effective on January 5, 2009, and that you did not withdraw or amend to deregister the shares included in the noted F-1. Please tell us how you complied with Section 15(d) of the Exchange Act of 1934.

3.   We note your response to comment 3 of our letter dated March 29, 2012, related to the Form 20-F filed January 17, 2012. It does not appear that you were eligible to file Form 20-F or the subsequent Form 6-Ks based on your response. Please amend your filings accordingly or advise.

4.   We note your response to comment 1 of our letter dated March 29, 2012. We note that you filed a 6-K on May 29, 2012, indicating that your name never changed from Solarte Hotel Corporation. Please advise why you filed a Form 10 and other filings using the name of Blue Star Entertainment Technologies.

5.   We note your response to comment 2 of our letter dated March 29, 2012 and the filing of this Form 10. Please explain your basis for filing the Form 8-A filed on April 21, 2011.

6.   Please tell us why you did not file a copy of the agreement that you entered into with Blue Star Entertainment Technologies, Inc.

7.   We note that you filed a Form 6-K on June 27, 2012. Please revise this Form 10 to update and ensure consistency with the disclosure in the Form 6-K. This includes updating your business and financial disclosures, as applicable. Please file any agreement between you and Mr. Martinez. Considering he has been your operations manager since June 2011, please revise to explain why your 20-F filed for the period ended June 30, 2011 did not identify him as such.

Form 20-F for the year ended June 30, 2011

Report of Independent Registered Public Accounting Firm, page 11

8.   Please advise us if an audit has been conducted on the periods since inception that have been included in the financial statements. If these periods have been audited, please have your auditors revise their report to identify these periods. Please note that amounts presented from inception for development stage companies are required to be audited, or a waiver must be obtained.

Exhibits

9.   Please tell us why you have not filed Interactive Data as required by Release No. 34-59324 which can be found at http://www.sec.gov/rules/final/2009/33-9002.pdf.

Form 10

10.   We note that Ms. Campo transferred 95.6% of the shares of Blue Star to Mr. Martinez. Please disclose whether she retains an interest in Blue Star. Please disclose whether Blue Star will continue to have any financial obligations to Ms. Campo.

Item 1. Business, page 2

11.   Please provide detailed disclosure regarding the history of the company. We note that you were originally formed to acquire and operate a hotel in Panama. Please disclose the exact date on which the business plan changed. Considering your decision to abandon your offering, please tell us why you did not update your registration statement accordingly.

Item 2. Financial Information

Analysis of Financial Position, Liquidity, and Capital Resources, page 3

12.   We note your response to comment 8 of our letter dated March 28, 2012. We reissue our comment. Please provide a more detailed analysis of your sources and uses of cash for the current year. In light of the fact that Ms. Campo is no longer associated with the company, it does not appear that you will be able to obtain loans from her. Please describe how you expect to fund your operations for the next fiscal year. If you do not have options for funding your operations, please clearly state this and disclose the impact this may have on your operations.

Item 2. Financial Information, page 3

13.   We note your response to comment 7 of our letter dated March 29, 2012. We reissue our comment. Please provide all of the disclosure required by Item 303 of Regulation S-K. For instance, the introductory narrative should provide insight in the material opportunities, challenges, and risks, that your executive officers are most focused on and explain how management is addressing such opportunities, challenges, and risks.

Financial Statements

14.   Please clearly label all unaudited portions of the financial statements. For example, if the nine months ended March 31, 2011 on the statements of operations and the contribution to capital on January 15, 2012 on the statement of stockholders' equity (deficit) are unaudited, please label as such.

<u>Note 1 – Summary of Significant Accounting Policies, page 17</u>

15.   Your accounting policy for Accounts Receivable indicates that there were no accounts receivable outstanding as of the periods presented. Please revise your disclosure to describe your accounting policy as it relates to the $6,200 accounts receivable outstanding as of March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at (202)551-3431 or Kristi Marrone at (202)551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551- 3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Jehu Hand (*via e-mail*)